UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements

and Supplemental Schedule

Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005
Pittsburgh, Pennsylvania

Allegheny Technologies Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Investments:
Interest in Allegheny Master Trust	$150,958,227	$154,637,517
Interest in registered investment companies	72,353,735	60,822,273
Corporate common stocks	14,558,530	9,909,842
Participant loans	2,841,346	2,784,665
Interest in common collective trusts	—	206,627

Total investments	240,711,838	228,360,924

Cash	77,489	—
Employer contribution receivable	9,300	—
Employee contributions receivable	17,290	—
Other payables, net	(1,862)	(130,030)

Net assets available for benefits	$240,814,055	$228,230,894

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Contributions:
Employer	$6,392,805	$6,943,677
Employee	5,009,391	5,225,641

Total contributions	11,402,196	12,169,318

Investment income:
Net gain from interest in Allegheny Master Trust	10,116,374	17,365,463
Net gain from interest in registered investment companies	8,171,954	11,578,357
Net realized/unrealized gain on corporate common stocks	6,505,273	6,096,859
Dividend income	173,971	202,429
Interest income	143,140	187,433
Net gain from interest in common collective trusts	742	1,907,498
Other income	44,000	—

Total investment income	25,155,454	37,338,039

	36,557,650	49,507,357

Distributions to participants	(23,969,348)	(17,121,524)
Plan transfers, net	—	(39,433)
Administrative expenses and other, net	(5,141)	(3,343)

	(23,974,489)	(17,164,300)

Net increase in net assets available for benefits	12,583,161	32,343,057
Net assets available for benefits at beginning of year	228,230,894	195,887,837

Net assets available for benefits at end of year	$240,814,055	$228,230,894

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004 to provide an employer contribution of $0.50 for each hour worked by the participant, and on

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

June 1, 2004 to provide that the employer match and the employer contributions of 6.5% of earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004	2003
Standish Fixed Income Fund	$100,151,127	$101,952,507
Alliance Capital Growth Pool	26,634,265	25,631,552
ATI Disciplined Stock Fund	24,172,835	27,053,457
Oakmark Balanced Fund	19,881,038	17,771,248
Dreyfus Emerging Leaders Fund	16,975,167	17,289,070
Allegheny Technologies Incorporated common stock	14,558,530	9,909,842	*

*	Shown for comparative purposes.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

	2004	2003
Alliance Capital Growth Pool	69.86%	71.89%
Standish Fixed Income Fund	50.36	53.21
ATI Disciplined Stock Fund	32.66	34.76

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 and 2003, was as follows:

	2004	2003
Guaranteed investment contracts:
Canada Life	$1,371,538	$2,757,412
GE Life and Annuity	8,735,242	9,583,804
Hartford Life Insurance Company	8,250,446	10,939,222
John Hancock Life Insurance Company	4,670,166	8,848,178
Monumental Life Insurance Company	1,017,190	2,353,862
New York Life Insurance Company	6,769,166	6,814,589
Ohio National Life	2,687,551	4,652,712
Pacific Mutual Life Insurance Company	5,061,507	6,075,054
Principal Life	1,243,795	1,187,962
Protective Life Insurance Company	—	1,006,456
Pruco Pace Credit Enhanced	7,132,148	8,947,069
Security Life of Denver	5,972,064	6,737,205
United of Omaha	2,929,738	7,226,335

	55,840,551	77,129,860
Synthetic guaranteed investment contracts:
Caisse des Depots et Consignations	—	1,999,995
MDA Monumental BGI Wrap	36,520,489	33,990,199
Bank of America	33,366,628	17,803,044
Rabobank	37,879,291	36,635,330
Union Bank of Switzerland	25,166,696	14,768,321

	132,933,104	105,196,889

Interest in common collective trusts	9,386,961	8,515,369
Other	670,702	764,537

Total net assets	$198,831,318	$191,606,655

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 and $107,926,162 at December 31, 2004 and 2003, respectively.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004 and 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05% and 3.58% to 8.02%, respectively.

For the years ended December 31, 2004 and 2003, the average annual yield for the investment contracts in the Fund was 4.89% and 5.31%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004 and 2003.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 and 2003 was as follows:

	2004	2003
Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$38,135,320	$35,666,427
Operating payables	(11,230)	(10,616)

Total net assets	$38,124,090	$35,655,811

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 and 2003 was as follows:

	2004	2003
Corporate common stocks	$72,955,300	$77,259,404
Investment in common collective trusts	71,478	337,451
Receivables	1,085,015	283,072
Payables	(97,126)	(42,301)

Total net assets	$74,014,667	$77,837,626

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed Income Fund		Alliance Capital Growth Pool		ATI Disciplined Stock Fund
	Years Ended December 31
	2004	2003	2004	2003	2004		2003

Investment income (loss):
Interest income	$9,236,594	$9,953,790	$—	$—	$		$214,654
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	—	—		4,352,382	13,699,382
Dividends	—	—	—	—		1,368,881	1,073,159
Net gain, registered investment companies	—	45,315	—	—		—	—
Net gain, pooled separate accounts	—	—	5,432,718	9,614,660		—	—
Net gain, common collective trusts	122,717	111,616	—	—		8,488	10,183
Administrative expenses	(240,688)	(201,917)	(128,988)	(72,409)		(551,752)	(660,982)
Transfers	(1,892,602)	888,462	(2,835,451)	(440,184)		(9,000,958)	8,571,888

Net increase	7,224,663	10,797,266	2,468,279	9,102,067		(3,822,959)	22,908,284
Total net assets at beginning of year	191,606,655	180,809,389	35,655,811	26,553,744		77,837,626	54,929,342

Total net assets at end of year	$198,831,318	$191,606,655	$38,124,090	$35,655,811		$74,014,667	$77,837,626

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$240,814,055	$228,230,894
Deemed distribution of benefits to participants	(46,365)	(46,365)

Net assets available for benefits per the Form 5500	$240,767,690	$228,184,529

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394 Plan: 004

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Units/Shares	Current Value

Registered Investment Companies:
Artisan Midcap Funds	137,548.4600	$4,065,932
Dreyfus Appreciation Fund*	13,373.7540	517,431
Dreyfus Bond Market Index*	290,192.1210	2,991,881
Hartford Midcap Fund	121,150.8890	3,466,127
Lord, Abbett Midcap Funds	156,029.3950	3,530,945
Dreyfus Emerging Leaders Fd*	383,793.0520	16,975,167
MFS Value Fund	73,388.2660	1,698,204
Dreyfus Premier Intl Value Fd*	337,752.6400	6,626,707
Morgan Stanley Instl Fd Tr Mid Cap Growth Port	201,960.9190	2,524,511
PIMCO NFJ Funds	106,964.0740	3,088,053
Oakmark Balanced Fund	846,001.6100	19,881,038
Prudential Invt Portfolios Inc Jennison Growth Fd	112,028.6590	1,591,927

		66,957,923
Self-directed accounts:
AIM Equity Fds Inc Blue Chip Fund	1,225.4900	14,314
AIM Technology Fd	98.7900	2,513
AIM Sector Funds – Invesco Health Sciences Fund	1,713.7970	87,884
Aegis Value Fund	3,436.5320	62,373
Alliance Bernstein Growth & Income Fd	1,587.2100	5,936
Alliance Bernstein Premier Growth Fd	387.0210	7,059
Alliance Bernstein Technology Fd	158.2940	8,184
American Centy Cap Portfolio – Equity Income Fund	8,566.8820	69,477
American Centy Quantitive Eq Fds	1,765.5750	38,984
America Centy Mut Fds Ultra Twentieth Centy Ultra Fd	352.7000	10,405
Ariel Growth Fd Calvert Ariel Appreciation Fd	564.9510	26,931
Buffalo Small Cap Fd	3,739.9580	103,410
Credit Suisse Corp Fds Small Cap Value	224.0670	5,109
Dodge & Cox Stock Fund	270.3770	35,208
Dreyfus 100% US Treas MM Fd*	227,144.1000	227,144
Dreyfus Invt Grade Bd Fds Inter Term Fd*	803.5440	10,398
Dreyfus/Laurel Fds Inc Disciplined Stk Fd*	225.4790	7,200
Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd*	6571.5480	165,209
Dreyfus Midcap Value Fd*	2,462.3500	79,903
Dreyfus Growth & Value Fds Premier Techn Growth Fd*	682.4940	16,080
Dreyfus Technology Growth Fd*	3,878.3230	89,357
Dreyfus Premier Emerging Mkts Fd*	2,758.0870	54,086
Eaton Vance Growth Tr Worldwide Health Sciences Fd	1,401.0900	14,936

Allegheny Technologies Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

Description	Units/Shares	Current Value

FBR Family Funds – Small Cap Value	645.2180	26,977
Federated Equity Kaufmann Fd	30,185.8140	161,796
Fidelity Invt Tr Japan Small Co Fd	1,154.9340	14,529
Federated Eqty Fds – Tech Fd	1,402.2790	7,628
Fidelity Invt Tr Diversified Intl Fd	237.8820	6,813
Fidelity Finl Tr Equity Income II Fund	1,073.1400	25,766
Fidelity Mt Vernon Str Tr Growth Co Fd	289.1150	16,211
Fidelity Mt Vernon Str tr Growth Co Fd	104.3900	1,733
Fidelity Secs Fd Dividend Growth Fd	1,441.6130	41,072
Fidelity Select Portfolios Technology Portfolio	1,066.3400	64,183
Fidelity Select Portfolios Health Care Portfolio	108.3720	13,881
Fidelity Select Portfolios Developing Commnts Portfolio	682.7420	13,197
Fidelity Select Portfolios Transn Portfolio	349.3810	14,929
Fidelity Select Portfolios Energy Svc Portfolio	1,131.4420	48,256
Fidelity Select Portfolios Reg Bks Portfolio	566.2600	22,424
Fidelity Select Portfolios Health Care Delivery	335.3290	15,033
Fidelity Select Portfolios Biotechnology Portfolio	611.0460	35,227
Fidelity Select Portfolios American Gold Portfolio	1.0680	29
Fidelity Select Portfolios Software & Computer Svcs Portfolio	1,142.5390	59,949
Fidelity Select Portfolios Telecommunications Portfolio	529.7200	19,690
Fidelity Select Portfolios Brokerage & Inv Mgmt Portfolio	750.6290	41,938
Fidelity Select Portfolios Ele Portfolio	3,987.4820	150,647
Fidelity Select Portfolios Computers Portfolio	3,746.3390	131,684
Fidelity Select Portfolios	209.8950	14,321
First Eagle Overseas Fund	2,217.5970	48,565
Firsthand Fds Technology Value Fd	238.0860	7,019
Firsthand Fds Technology Leaders Fd	161.0670	2,698
Gabelli Gold Fund	1,208.7110	19,339
Gabelli Intl Growth Fd	1,715.5410	32,166
Gabelli Global Growth Fd AAA	240.3910	4,322
Gabelli Global Ser Fds Conv Secs Fd	723.3100	4,528
Gabelli Asset Fd Sh Ben Int	151.9520	6,298
Gabelli Growth Fd Sh Ben Int	1,625.2920	42,453
Growth Fd Amer Inc	276.2200	7,350
Harbor Fd Bd Fd	632.2260	7,479
Investment Co Amer – Class B	426.1720	13,058
Janus Invt Fd Sh Ben Int	1,978.5700	48,613
Janus Invt Fd Growth & Income Fd	3,249.0220	104,586
Janus Invt Fd Worldwide Fd	1,763.5630	73,029
Janus Invt Fd Twenty Fd	2,170.9820	97,260
Janus Invt Fd Mid Cap Value Fd	1,010.6260	22,325
Janus Invt Fd Global Value Fd	1,512.2340	21,534
Janus Invt Fd Orion Fd	1,867.6840	12,962

Allegheny Technologies Retirement Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year) (continued)

Description	Units/Shares	Current Value

Janus Invt Fd Contrarian Fund	9,937.9120	131,578
Janus Invt Fd Global Tech Fd	3,217.5220	34,363
Janus Invt Fd Global Life Sciences Fd	1,489.7850	26,801
Janus Invt Fd Olympus Fd	6,018.0330	172,296
Janus Invt Fd Enterprise Fd	2,498.3260	93,987
Janus Invt Fd Mercury Fd	6,180.2870	133,309
Loomis Sayles Funds – 1 Bond Fund Retail	1,596.9720	22,038
Lord Abbett Mid Cap Value Fd, Class B	295.8950	6,504
MFS Mid Cap Growth A	1,790.3260	16,006
Masters Select Fds Intl Fd	983.2050	16,606
Merger Fund – Sh Ben Int	300.8970	4,640
Meridian Fd	211.6140	7,881
New Perspective Fd	569.2970	15,781
PBHG Fds Emerging Growth Fund	3.4510	46
PBGH Fds Technology & Communications Fd	935.1580	10,633
Pimco Fds Pac Invt Mgmt Ser Total Return Fd	101,352.2150	1,081,428
Park Ave Portfolio Guardian Fd	1,864.4150	58,487
Price T Rowe Health Sciences Fd	499.7350	11,549
RS Invt Tr Emerging Growth Fd	2,795.5960	90,465
Rowe T Price Appreciation Fd Sh Ben Int	631.3740	12,305
Rowe T Price Mid Cap Growth Fd	346.7490	17,296
Rowe T Price Science & Tech Fd Inc Cap Stk	3,379.5380	64,549
Rowe T Price Small-Cap Value Fd Inc Cap Stk	789.1770	28,134
Royce Fd Opporunity Fd	794.3760	10,573
Royce Spl Equity Fund	668.3480	13,106
Rydex Ser Tr US Govt Money Mkt Fd	40,981.5100	40,982
Rydex Ser Tr Juno Fd	503.0180	9,648
Scudder Invts Morgan Grenfell Invt Tr High Inc Plus Fd	2,028.7960	15,500
Scudder Secs Tr Technology Fd	2,214.1850	72,687
Selected Amern Shs	600.9240	22,156
State Str Resh Corp Tr Research Aurora Fd	198.2410	7,382
State Str Resh Equity Tr Mid Cap Value Fd	305.1130	6,102
Strong Equity Fds Inc Growth 20 Fd	687.6660	10,095
Strong Opportunity Fd	118.5990	5,503
Strong Conservative Equity Fund – American Utilities	6,754.8090	110,644
Strong Discovery Fund	2,821.8650	60,755
Van Kampen Amern Cap Emerging Growth Fd	74.9960	2,899
Vanguard Equity Income Fd	518.5560	12,186
Vanguard Wellington Fd	1,840.4360	55,563
Vanguard Windsor Fd II	1,811.3390	55,662
Vanguard Index Tr 500 Portfolio	688.8190	76,900
Vanguard Index Tr Growth Portfolio	217.1550	5,735
Vanguard Specialized Portfolio Energy Portfolio	697.7330	27,909

Allegheny Technologies Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

Description	Units/Shares	Current Value

Vanguard Specialized Portfolios Health Care	518.5560	27,329
Wasatch Fds Heritage Growth Fd	985.7100	10,981
Washington Mut Invs Fd	432.1210	13,236

Total self-directed accounts		5,395,812

Total registered investment companies		$72,353,735

Corporate Common Stocks
Allegheny Technologies Incorporated*	671,828.8130	$14,558,530

Participant loans* (5.0% to 10.5%, with maturities through 2019)		$2,841,346

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

	By:	/s/ Richard J. Harshman

Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)